CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

March 13, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with General Instruction D(3) to the General Instructions to the filing of a Form 10-K, please be advised that State Auto Financial Corporation (the “Company”) adopted five changes from the preceding year in accounting principles or practices reflected in the Form 10-K for its year ended December 31, 2008. The Company adopted EITF 06-11, SFAS 158 (the measurement date provision), SFAS 157, SFAS 159 and EITF 99-20-1, as described below.

In June 2007, the FASB issued EITF 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). The Company adopted this guidance effective January 1, 2008, and it did not have a material impact on the Company’s financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). Effective January 1, 2008, the Company adopted the measurement date requirement. This transition method resulted in a one-time adjustment that decreased beginning retained earnings by $2.4 million, net of tax. The combined impact of the measurement date transition and re-measurement of plan assets and obligations on January 1, 2008, increased beginning accumulated comprehensive income by $3.5 million, net of tax.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The Company adopted the provisions of SFAS 157 on January 1, 2008. The adoption of SFAS 157 did not require any adjustments to the Company’s previously reported financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The Company adopted this guidance effective January 1, 2008 and did not elect the fair value option for any of its eligible assets or liabilities as of this date.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20 Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be held by a Transferor in Securitized Financial Assets.” The Company adopted this guidance effective December 31, 2008, and there was no impact on the Company’s financial statements.

Except for EITF 06-11, SFAS 158 (the measurement date provision), SFAS 157, SFAS 159 and EITF 99-20-1, there were no other changes in accounting principles or practices, or in the method of applying any such principles or practices reflected in the Company’s Form 10-K for the year ended December 31, 2008.

Sincerely,

/s/ Steven E. English

Chief Financial Officer